UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42592

OFA GROUP

(Translation of registrant’s name into English)

Unit B, 16/F, Easy Tower, 609 Tai Nan West Street,

Cheung Sha Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On May 22, 2025, OFA Group, a Cayman Islands exempted company (the “Company”), consummated its initial public offering (“IPO”) of 3,750,000 ordinary shares, par value $0.001 per share (the “Shares”), at a public offering price of $4.00 per share, generating gross proceeds to the Company of $15 million before deducting underwriting discounts and offering expenses. The Company’s Registration Statement on Form F-1 (File No. 333-285103) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 21, 2025, as amended (the “Registration Statement”), was declared effective by the Commission on May 15, 2025.

In connection with the IPO, the Company entered into the following agreements:

●	The Underwriting Agreement, dated May 20, 2025, by and between the Company and R. F. Lafferty & Co., Inc., as representative of the underwriters, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference.

●	The Representative’s Warrant to purchase 112,500 Shares, dated May 22, 2025, to R. F. Lafferty & Co., Inc., a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 15, 2025, in connection with the IPO, John Chiang, Andrew Scott and Won Ping Cheng (collectively with Larry Wong and Keith Chong, the “Directors”) were appointed to the board of directors of the Company (the “Board”). Messrs. Chiang, Scott and Cheng are independent directors. Effective May 15, 2025, each of Messrs. Chiang, Scott and Cheng was appointed to the Board’s Audit Committee, with Mr. Scott serving as chair of the Audit Committee. Each of Messrs. Chiang and Scott was appointed to the Board’s Compensation Committee, with Mr. Scott serving as chair of the Compensation Committee. Each of Messrs. Chiang and Scott was appointed to the Board’s Nominating and Corporate Governance Committee, with Mr. Scott serving as chair of the Compensation Committee.

On May 15, 2025, in connection with the IPO, Zia Choe was appointed to serve as the Chief Financial Officer of the Company.

None of the directors and officers are party to any arrangement or understanding with any person pursuant to which they were appointed as directors or officers, nor are they party to any transactions required to be disclosed under Item 404(a) of Regulation S-K involving the Company.

Amendments to Certificate of Incorporation or Bylaws; Change in Fiscal Year.

On May 16, 2025, in connection with the IPO, the Company filed its amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”) with the Cayman Islands Registrar of Companies, which was effective on May 14, 2025. The terms of the Amended and Restated Memorandum and Articles of Association are set forth in the Registration Statement and are incorporated herein by reference. A copy of the Amended and Restated Memorandum and Articles of Association is attached as Exhibit 3.1 hereto and incorporated herein by reference.

Other Events.

On May 21, 2025, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K.

On May 22, 2025, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated May 20, 2025, by and between the Company and R. F. Lafferty & Co.
3.1	Amended and Restated Memorandum and Articles of Association of the Company
4.1	Representative’s Warrants, dated May 22, 2025, by and between the Company and R. F. Lafferty & Co.
5.1	Opinion of Ogier (Cayman) LLP
99.1	Press Release, dated May 21, 2025.
99.2	Press Release, dated May 22, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OFA Group

By:	/s/ Li Hsien Wong
Name:	Li Hsien Wong
Title:	Chief Executive Officer

Date: May 23, 2025